David G. Peinsipp

+1 415 693 2177

dpeinsipp@cooley.com

CONFIDENTIAL TREATMENT REQUESTED

BY LYELL IMMUNOPHARMA, INC.

June 1, 2021

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION SUBMITTED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”. THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

Via EDGAR and Email

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Thomas Kluck

Laura Rotty

Jenn Do

Vanessa Robertson

Re:	Lyell Immunopharma, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted May 12, 2021

CIK No. 0001806952

Ladies and Gentlemen:

On behalf Lyell Immunopharma, Inc. (“Lyell” or the “Company”), the following information is in response to a letter, dated May 25, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on May 12, 2021 (the “DRS Amendment”). The Company filed its Registration Statement on Form S-1 on May 25, 2021 (the “Registration Statement”) and expects to file an amendment to the Registration Statement, including a preliminary prospectus with a bona fide price range, on or about June 9, 2021 (the “Amended Registration Statement”).

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience we have incorporated your comments into this response letter. Capitalized terms used in this response letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement. In addition to submitting this letter via EDGAR, we are sending this letter via email.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

U.S. Securities and Exchange Commission

Page Two

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (415) 693-2177 rather than rely on the U.S. mail for such notice.

Notes to Unaudited Condensed Consolidated Financial Statements

14. Subsequent Events, page F-55

1.	Please disclose the amount of the stock compensation expense you expect to recognize for these equity instruments in 2021.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it intends to include the following sentence in the Amended Registration Statement in the Subsequent Events footnote:

“The Company expects to recognize stock compensation expense of approximately $         for these stock option grants based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus. The actual amount of such stock compensation expense will be adjusted based on the actual public offering price determined at pricing.”

2.

We note that Lyell Immunopharma Inc. appears to own investment securities that have a value exceeding 40% of the value of the company’s assets. Please see Section 3(a)(1)(C) of the Investment Company Act of 1940. Please provide us with a detailed analysis as to whether Lyell is an investment company as defined under the Investment Company Act and subject to registration under the Act or whether the company would be deemed not to be an investment company. See Rule 3a-8 of the Investment Company Act.

Response:

The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that it has reviewed its investment securities against the Section 3(a)(1)(C) of the Investment Company Act of 1940, and determined that it meets the exemption set forth under Section 3a-1. More specifically, as of December 31, 2020 and March 31, 2021, the Company held $[***] million and $[***] million in investment securities, respectively. These amounts exclude government securities and money market fund amounts invested in government securities. The Company’s total assets were $[***] million and $[***] million as of December 31, 2020 and March 31, 2021, respectively. Accordingly, the total investment securities as a percentage of total assets is equal to [***]% and [***]% as of December 31, 2020 and March 31, 2021, respectively, each below the 40% threshold. Since the Company qualifies for the exemption under Section 3a-1, it has not included the analysis under Rule 3a-8, but the Company respectfully advises the Staff that it meets the qualifications for that exemption as well.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

U.S. Securities and Exchange Commission

Page Three

Please contact me at (415) 693-2177 or Charlie Kim of Cooley LLP at (858) 550-6049 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ David G. Peinsipp
David G. Peinsipp
Cooley LLP

cc:	Elizabeth Homans, Lyell Immunopharma, Inc.

Charles Newton, Lyell Immunopharma, Inc.

Heather Turner, Lyell Immunopharma, Inc.

Charlie Kim, Cooley LLP

Chad Mills, Cooley LLP

Brian Cuneo, Latham & Watkins LLP

Shayne Kennedy, Latham & Watkins LLP

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com